SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                     (Amendment No. ______)

                          MED GEN, INC.
_________________________________________________________________
                        (Name of Issuer)

             Common Stock, $.001 Par Value Per Share
_________________________________________________________________
                 (Title of Class of Securities)


                           58401X-2-09
_________________________________________________________________
                         (CUSIP Number)

                    Paul Mitchell, President
                          Med Gen, Inc.
              7284 W. Palmetto Park Road, Suite 207
                   Boca Raton, Florida 33433
                         (561) 750-1100
_________________________________________________________________
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                          May 5, 2004
_________________________________________________________________
     Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D,  and  is  filing this  Schedule  because  of  Rule
13d-1(b)(3) or (4), check the following box: [  ].

Note.   Six  copies  of this statement, including  all  exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                 (Continued on following pages)

                       (Page 1 of 4 Pages)

                               13D

CUSIP NO.58401X-20-9                             Page 2 of 4 Pages

1.   Names  of  Reporting Persons. S.S. or I.R.S. Identification
     Nos. of Above Persons

     Paul Mitchell - SS# ###-##-####

2.   Check the Appropriate Box if a Member of a Group
                                                       (a)  [ ]
                                                       (b)  [ ]
3.   SEC Use Only

4.   Source of Funds

     SC

5.   Check  if  Disclosure  of  Legal  Proceedings  is  Required
     Pursuant to Items 2(d) or 2(e)                         [ ]


6.   Citizenship or Place of Organization

     Paul Mitchell - United States


Number of Shares Beneficially Owned by Each Reporting Person With:

7.   Sole Voting Power

                 2,516,400

8.   Shared Voting Power

                 41,150

9.   Sole Dispositive Power

                 2,516,400

10.  Shared Dispositive Power

                 41,150

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                 2,516,400

12.  Check  if the Aggregate Amount in Row (11) Excludes  Certain
     Shares                                                 [ ]

CUSIP NO. 58401X-20-9                           Page 3 of 4 Pages


13.  Percent of Class Represented by Amount of Row (11): 17.86%

14.  Type of Reporting Person: IN


ITEM 1.  SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value, of Med Gen, Inc., a Nevada corporation ("Med Gen".) The address of the principal executive office of Med Gen is 7284 W. Palmetto Park Road, Suite 207, Boca Raton, Florida 33433; telephone (561) 750-1100.


ITEM 2.  IDENTITY AND BACKGROUND.

     (a) This Schedule 13D is filed by Paul Mitchell on behalf of himself.

     (b) Paul Mitchell has his principal business and office address at 7284 W. Palmetto Park Road, Suite 207, Boca Raton,
Florida 33433.

     (c)  Paul Mitchell's principal occupation is CEO of Med Gen,
Inc. He is employed by Med Gen, Inc.

     (d) During the last five years, Paul Mitchell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

     (e) During the last five years, Paul Mitchell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, a judgment, decree or final order was entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)    Paul Mitchell is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         See Item 4., Purpose of Transaction, below.

CUSIP NO. 58401X-20-9                            Page 4 of 4 Pages


ITEM 4.  PURPOSE OF TRANSACTION.

     On 9/10//01 the Board of Directors of Med Gen passed a resolution granting Paul Mitchell the right to purchase 1,500,000 shares of the common stock of Med Gen. These shares underlying the options were registered on Form S-8, as filed in April 2002.In January, 2004 the board of Directors lowered the exercise price to $0.44 per share. Mr. Mitchell exercised the cashless option on 05/04/04 to purchase the 1,500,000 shares and has not sold any of these shares as of the date of this filing.


ITEM 5.  INTEREST IN SECURITIES OF MED GEN.

     Paul Mitchell is the direct owner of 2,516,400 shares, or 17.86% of Med Gen's issued and outstanding common stock. Paul Mitchell has not sold any shares of common stock of Med Gen within the past 60 days and filed Form 4 as required under the Securities Act.. No person or entity other than Paul Mitchell is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the shares owned by Paul Mitchell.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF MED GEN

     None


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None

     After reasonable inquiry and to the best of my knowledge  and
belief,  I  certify  that  the   information  set  forth  in  this
statement is true, complete and correct.

                                   Med Gen, Inc.


                                   By:___/s/Paul Mitchell________
                                   Paul Mitchell,
                                   Title: President

                                   __/s/Paul Mitchell____________
                                   Paul Mitchell, Individually